Exhibit 4.17

CERTAIN CONFIDENTIAL INFORMATION IN THIS EXHIBIT WAS OMITTED BY MEANS OF MARKING SUCH INFORMATION WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL INFORMATION IS NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

Technology Commercialization Agreement

This Technology Commercialization Agreement (“Agreement”) is entered into this 9th day of September, 2022 (the “Effective Date”), by and among The Board of Regents (“Board”) of The University of Texas System (“System”), an agency of the State of Texas, whose address is 201 West 7th Street, Austin, Texas 78701, The University of Texas M. D. Anderson Cancer Center (“MD Anderson”), a member institution of System, having a place of business located at 1515 Holcombe Blvd., Houston, Texas 77030 and Radiopharm Ventures, LLC, a Delaware limited liability company (“NewCo”) and a wholly-owned subsidiary of RadioPharm Theranostics (“RT”). MD Anderson and NewCo may each hereinafter be referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.	Board owns, on behalf of MD Anderson, the Licensed Subject Matter (meaning as defined below).

B.	Board, through MD Anderson, has determined that development and commercialization of the Licensed Subject Matter is in the public’s best interest and is consistent with Board’s educational and research missions and goals.

C.	Board desires to have the Licensed Subject Matter developed and commercialized for the benefit of NewCo, the inventors, Board, System, MD Anderson, and the public.

D.	NewCo desires to secure, and Board is willing to provide, a license to practice the Licensed Subject Matter in the Licensed Field, all as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, the Board, MD Anderson and NewCo agree as follows:

I. EFFECTIVE DATE

1.1	This Agreement is effective as of the Effective Date set forth in the preamble.

II. DEFINITIONS

As used in this Agreement, the following terms have the meanings indicated:

2.1	Access means access to and use of the Database.

2.2	Achieved Milestone Event has the meaning set forth in Section 7.l(d).

2.3	Additional Target has the meaning set forth in Section 3.3.

2.4	Additional Target Selection Date means, with respect to an Additional Target, the earlier of: (i) the date that MD Anderson notified NewCo in writing that such Additional Target is not an Excluded Target or (ii) the twenty-first (2151) calendar day after MD Anderson’s receipt of the applicable Additional Target Selection Notice.

2.5	Additional Target Selection Period means the period beginning on the earlier of: (i) the date that NewCo has designated four (4) Initial Targets or (ii) the first day following expiration of the Initial Target Selection Period; and ending on the second (2nd) anniversary of the Effective Date.

2.6	Affiliates means any corporation or other entity which directly or indirectly controls, is controlled by, or is under common control with either party hereto. A corporation or other entity shall be regarded as controlling another corporation or other entity if it owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the corporation or other entity, or if possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the corporation or other entity or the power to elect or appoint more than fifty percent (50%) of the members of the governing body (similar to board members) of the corporation or other entity.

2.7	Agreement has the meaning set forth in the preamble.

2.8	Antibody means a molecule which comprises or contains: (a) one or more immunoglobulin variable domains; or (b) fragments, variants, modifications or derivatives of such immunoglobulin variable domains irrespective of origin or source, including but not limited to antigen binding portions including Fab, Fab’, F(ab’)2, Fv, dAb and CDR fragments, single chain antibodies (scFv), chimeric antibodies, monospecific antibodies, diabodies and polypeptides (including humanized versions thereof) that contain at least a portion of an immunoglobulin that is sufficient to confer specific antigen binding to a given polypeptide, including any such molecule that is conjugated to another drug or molecule.

2.9	B7-H3 Patent Rights means Board’s rights in and to: (i) U.S. Provisional Patent Application Number 62/936,783 entitled “Anti-B7-H3 Monoclonal Antibody For Use In Cancer Therapy And Diagnostics”; (ii) all non-provisional patent applications that claim priority to the provisional application identified in subpart (i) above, provided that the claims of such non-provisional applications are entitled to claim priority to such provisional application; (iii) all divisionals, continuations and continuations-in-part of the nonprovisional patent applications identified in subpart (ii) above, provided that the claims of such continuations-in-part are entitled to claim priority to at least one of the patent applications identified in subpart (ii) above; (iv) all reissues, reexaminations, extensions, and foreign counterparts of any of the patents or patent applications identified in subparts (ii) or (iii) above; and (v) any patents that issue with respect to any of the patent applications identified in subparts (i), (ii), (iii) or (iv) above.

2.10	BLA means a Biologics License Application filed with the FDA in order to obtain Regulatory Approval of a biological product, as more specifically defined by United States Public Health Service Act, or any future revisions or substitutes thereof, or an equivalent application or filing in any national jurisdiction other than the United States.

2.11	Board has the meaning set forth in the preamble.

2.12	Calendar Quarter means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31; provided, however, that (a) the first Calendar Quarter of the Term (defined below) shall extend from the Effective Date to the first to occur of March 31, June 30, September 30 or December 31; and (b) the last Calendar Quarter of the Term shall end on the effective date of the expiration or termination of this Agreement.

2.13	Cell Therapy means the administration of living cells to a patient for treatment of a disease or condition, including any such living cells that are natural or induced T cells and that express chimeric antigen receptors or T cell receptors.

2.14	Clinical Trial means a Phase I Clinical Trial, Phase II Clinical Trial or Phase III Clinical Trial, as applicable

2.15	Commercialization means any and all activities directed to the marketing, promotion, distribution, offering for sale, sale, having sold, importing, having imported, exporting, having exported, or other commercialization of a pharmaceutical or biologic product, but excluding activities directed to Manufacturing or Development. “Commercialize,” “Commercializing,” and “Commercialized” will be construed accordingly.

2.16	Confidential Information has the meaning set forth in Section 13.1.

2.17	Cover means, with respect to a product, composition, technology, process or method and the applicable Patent Right, that, in the absence of ownership of or a license granted under such Patent Right, the practice or other Exploitation of such product, composition, technology, process or method (when practiced by one or more Person either acting alone, independently with others or in concert with others) would infringe a Valid Claim of such Patent Right (or, in the case of a Valid Claim that has not yet issued, would infringe a Valid Claim of such Patent Right if it were to issue). “Covering” and “Covered” will be construed accordingly.

2.18	Database means (a) the target discovery database created and maintained by the laboratory of Dr. Hanash and (b) the data included therein.

2.19	Development means all internal and external research, development, and regulatory activities related to pharmaceutical or biologic products, including (a) research, toxicology testing and studies, non-clinical and preclinical testing, studies, and other activities, and clinical trials, and (b) preparation, submission, review, and development of data or information for the purpose of submission to a Regulatory Authority to obtain authorization to conduct clinical trials and to obtain, support, or maintain Regulatory Approval of a pharmaceutical or biologic product and interacting with Regulatory Authorities following receipt of Regulatory Approval in the applicable country or region for such pharmaceutical or biologic product regarding the foregoing, but excluding activities directed to Manufacturing or Commercialization. Development will include development and regulatory activities for additional forms, formulations, or indications for a pharmaceutical or biologic product after receipt of Regulatory Approval of such product (including label expansion), including clinical trials initiated following receipt of Regulatory Approval or mandated by the applicable Regulatory Authority as a condition of such Regulatory Approval (such as post- marketing studies). “Develop,” “Developing,” and “Developed” will be construed accordingly.

2.20	Dr. Hanash means Dr. Samir Hanash, MD, PhD.

2.21	Dr. Piwnica-Worms means Dr. David Piwnica-Worms, M.D., PhD.

2.22	Effective Date has the meaning set forth in the preamble.

2.23	EMA means the European Medicines Agency, or any successor entity thereto.

2.24	Excluded Target means, with respect to an Initial Target Selection Notice or Additional Target Selection Notice (whichever is applicable), any target in the Database which, prior to receiving such Initial Target Selection Notice or Additional Target Selection Notice (whichever is applicable) from NewCo, MD Anderson (and/or Board) has (i) entered into an agreement granting an assignment of rights in or to, a license in or to, a right of access in or to and/or an option right in or to the Database (or applicable data contained in the Database) or (ii) agreed to a covenant not to grant rights in or to the Database (or applicable data contained in the Database), in each case, to any Third Party, that would preclude granting the rights set forth in Sections 3.2 or 3.3 of this Agreement as applicable.

2.25	Exploit means to make, have made, import, export, distribute, use, have used, sell, have sold, or offer for sale, including to research, Develop, Manufacture, Commercialize, register, modify, enhance, improve or otherwise dispose of. “Exploitation” and “Exploiting” will be construed accordingly.

2.26	FDA means the United States Food & Drug Administration, or any successor entity thereto.

2.27	Gross Up has the meaning set forth in Section 7.5.

2.28	Government has the meaning set forth in Section 16.2.

2.29	HIP AA has the meaning set forth in Section 4.2.

2.30	Hanash Team Member(s) means Dr. Hanash and/or any other person working as a member of Dr. Hanash’s laboratory, and under Dr. Hanash’s direct supervision, while employed at MD Anderson.

2.31	Hanash Technology means any information, data, processes, procedures, methods, protocols, techniques, components, devices, compositions, formulas, designs, or drawings: (i) created at MD Anderson before the Effective Date solely by one or more Hanash Team Members, (ii) that are not Covered by a Valid Claim, but are necessary for Exploiting any material, composition, component, product, method, or service, Developed by NewCo and/or MD Anderson pursuant to this Agreement and/or a Research agreement, that targets any Initial Target and/or any Additional Target and (iii) that are not otherwise subject to contractual or legal restrictions that would preclude the license in or to such Hanash Technology granted to NewCo under Section 6.1 of this Agreement.

2.32	Indication means any treatment, prevention, or cure to end or delay the progression of a human disease or condition. As clarifying illustrative examples, (a) the broadening of the foregoing for a particular disease, such as the extension of such treatment, prevention, or cure from treating Stage IV metastatic melanoma to use as an adjuvant treatment for melanoma, shall not be separate Indications; (b) the treatment, prevention, or cure as a first line therapy after receiving Regulatory Approval as a second line therapy for treatment of the same disease or condition shall not be deemed to be separate Indications; and (c) the treatment, prevention, or cure in connection with different types of cancer shall be deemed to be different Indications (e.g., uses for basal cell carcinoma, melanoma, and squamous cell carcinoma, are each a different Indication notwithstanding the fact that each is a type of skin cancer).

2.33	Initial Target Selection Date means, with respect to an Initial Target, the earlier of: (i) the date that MD Anderson notified NewCo in writing that such Initial Target is not an Excluded Target or (ii) the twenty-first (21st) calendar day after MD Anderson’s receipt of the applicable Initial Target Selection Notice.

2.34	Initial Target Selection Notice(s) has the meaning set forth in Section 3.2.

2.35	Initial Target(s) has the meaning set forth in Section 3.2.

2.36	Initiation means, with respect to a Clinical Trial for a Licensed Product, the administration of the first dose of a test drug or placebo to the first patient in such Clinical Trial. “Initiated” will be construed accordingly.

2.37	Issuance Date has the meaning set forth in Section 7.2(a).

2.38	JDC has the meaning set forth in Section 5.1.

2.39	License Equity has the meaning set forth in Section 7.2(a).

2.40	Licensed Field means (i) the treatment of all types of cancer with any Therapeutic and/or (ii) the diagnosing of cancer in combination with use of a Therapeutic, but in each case (i) and (ii), only to the extent that the Therapeutic is either a radiopharmaceutical or radiotherapeutic.

2.41	Licensed Product means (a) any material, composition, component, product, method, or service that is Covered by Patent Rights and targets at least one (1) Initial Target and/or Additional Target, (b) any material, composition, component, product, method, or service that comprises, uses, or is made from using any portion of Technology Rights and targets at least one (1) Initial Target and/or Additional Target and/or (c) any diagnostic device, diagnostic method, or diagnostic service that is a companion to any of the foregoing.

2.42	Licensed Subject Matter means (a) Patent Rights and/or (b) Technology Rights.

2.43	Licensed Territory means worldwide.

2.44	LLC Agreement means the Limited Liability Company Agreement of Radiopharm Ventures, LLC, dated as of the Effective Date, between Newco, Board, and RT in connection with the issuance of the License Equity pursuant to Section 7.2(a).

2.45	MDA Team Member(s) means any and all (a) Piwnica-Worms Team Members, but only if B7-H3 becomes an Initial Target and only to the extent B7-H3 remains an Initial Target under this Agreement, and/or (b) Hanash Team Members.

2.46	MD Anderson has the meaning set forth in the preamble.

2.47	Manufacture means activities directed to manufacturing, processing, formulating, packaging, labeling, filling, finishing, assembly, quality assurance, quality control, testing, and release, shipping, or storage of any pharmaceutical or biologic product (or any components or process steps involving any product or any companion diagnostic), placebo, or comparator agent, as the case may be, including process development, qualification, and validation, scale-up, pre-clinical, clinical, and commercial manufacture and analytic development, product characterization, and stability testing, but excluding activities directed to Development or Commercialization. “Manufacturing” will be construed accordingly.

2.48	Milestone Event has the meaning set forth in Section 7.1(d).

2.49	Milestone Payment has the meaning set forth in Section 7.1(d).

2.50	Net Sales means the gross revenues received by NewCo or its Sublicensees from a Sale less sales discounts actually granted, sales taxes actually paid, use taxes actually paid, import taxes actually paid, export duties actually paid, outbound transportation actually prepaid or allowed, and amounts actually allowed or credited due to returns (not exceeding the original billing or invoice amount), all as recorded by NewCo or its Sublicensees in their official books and records in accordance with applicable generally accepted accounting practices or International Financial Reporting Standards and consistent with their financial statements and/or, if applicable, regulatory filings with the United States Securities and Exchange Commission “SEC” or, if NewCo is a foreign entity that does not make regulatory filings with the SEC, regulatory filings with the equivalent applicable regulatory agency in the appropriate national jurisdiction.

2.51	NewCo has the meaning set forth in the preamble.

2.52	Other Patent Rights means Board’s rights in and to:

(a)	any patents and/or patent applications that:

(i)	solely identify one or more MDA Team Members as an inventor (i.e., the only inventors listed on the patent application or patent are the one or more MDA Team Members); and

(ii)	are filed by MD Anderson anytime between the time period that begins on the Effective Date and ends on the third (3rd) anniversary of the Effective Date or, in the case of an issued patent, issued from a patent application that was filed anytime between the time period that began on the Effective Date and ended on the third (3rd) anniversary of the Effective Date; and

(iii)	are not encumbered or obligated to a third party such that Board cannot license its interest in and to such patents and/or patent applications to NewCo as set forth in this Agreement; and

(iv)	include at least one (1) claim that Covers (x) any material, composition, component, product, method, or service that targets any Initial Target and/or any Additional Target and/or (y) the use of any material, composition, component, product, method, or service that targets any Initial Target and/or Additional Target; and

(b)	all non-provisional patent applications that claim priority to any of the patents or patent applications identified in subpart (a), provided that the claims of such non-provisional applications are entitled to claim priority to such patents and patent applications; and

(c)	all divisionals, continuations and continuations-in-part of the non-provisional patent applications identified in subparts (a) and (b) above, provided that the claims of such continuations-in-part are entitled to claim priority to at least one of the patent applications identified in subparts (a) or (b) above; and

(d)	all reissues, reexaminations, extensions, and foreign counterparts of any of the patents or patent applications identified in subparts (a), (b) or (c), above; and

(e)	any patents that issue with respect to any of the patent applications identified in subparts (a), (b), (c) or (d) above.

2.53	PHI has the meaning set forth in Section 4.2.

2.54	Party(ies) has the meaning set forth in the preamble.

2.55	Patent Expenses means out-of-pocket expenses incurred by MD Anderson in preparing (including conducting prior art searches, if any), filing, prosecuting (including any type of post-grant or post-issuance proceedings), defending, enforcing and maintaining patent applications and/or patents within the definition of Patent Rights.

2.56	Patent Rights means: (i) Other Patent Rights; and (ii) B7-H3 Patent Rights, but only ifB7-H3 becomes an Initial Target and only to the extent B7-H3 remains an Initial Target under this Agreement.

2.57	Person means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, or other similar entity or organization, including a government or political subdivision, department or agency of a government.

2.58	Phase I Clinical Trial means (a) that portion of the FDA submission and approval process which provides for the first introduction into humans of a product with the purpose of determining human toxicity, metabolism, absorption, elimination and other pharmacological action, as more fully defined by the rules and regulations of the FDA, including 21 C.F.R. § 312.2l(a) or any future revisions or substitutes therefor; or (b) a similar clinical trial in any national jurisdiction other than the United States. For the avoidance of doubt, the emphasis of a Phase I Clinical Trial is on the safety and tolerability of a product and is used to plan patient dosing in a Phase II Clinical Trial.

2.59	Phase II Clinical Trial means: (a) that portion of the FDA submission and approval process which provides for early controlled clinical studies conducted to obtain preliminary data on the effectiveness of a product for a particular indication, as more specifically defined by the rules and regulations of the FDA, including 21 C.F.R. § 312.2l(b) or any future revisions or substitutes therefor; or (b) any clinical trial that obtains data regarding the efficacy of a product, including without limitation Phase lb clinical trial of a product, a clinical trial of a product consisting of a cohort expansion, or a combined Phase lb/II clinical trial of a product; or (c) a clinical trial similar to the foregoing (a) or (b) in any jurisdiction other than the United States. For the avoidance of doubt, when the safety and tolerability of a product has been established through the conduct of a Phase I Clinical Trial, the next clinical trial of a product will be a Phase II Clinical Trial.

2.60	Phase III Clinical Trial means: (a) expanded clinical trials that are conducted to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of a product for that portion of the FDA submission and approval process defined by the rules and regulations of the FDA pursuant to 21 C.F.R. § 312.2l(c) or any future revisions or substitutes therefor; or (b) a similar clinical trial in any national jurisdiction other than the United States.

2.61	Piwnica-Worms Team Members means Dr. Piwnica-Worms and/or any other person working as a member of Dr. Piwnica Worm’s laboratory, and under Dr. Piwnica-Worm’s supervision, while employed at MD Anderson.

2.62	Refunded Amount has the meaning set forth in Section 7.5.

2.63	Regulatory Approval means, with respect to a country or extranational territory, any and all approvals (including BLAs) required by the applicable Regulatory Authority to begin marketing and/or selling a Product in such country or territory, including pricing and reimbursement approval.

2.64	Regulatory Authority means any federal, national, multinational, regional, state, provincial or local regulatory agency, department, bureau, commission, council or other governmental or quasi-governmental entity with authority over the testing, Manufacture, use, storage, import, promotion, marketing, pricing and reimbursement approval, or sale of a Product in a country or territory, including the FDA, EMA and any corresponding national or regional regulatory authorities.

2.65	Research Agreement means an agreement by and between NewCo and MD Anderson, with an effective date that is on or after the Effective Date of this Agreement, under which the Parties agree that Dr. Hanash and/or Dr. Piwnica-Worms (to be selected at NewCo’s sole discretion) shall conduct certain activities desired by NewCo (e.g., sponsored research) in furtherance of the Development, Manufacturing, Commercialization and/or other Exploitation of any materials, compositions, components, products, methods, or services that target any Initial Target and/or any Additional Target.

2.66	Royalty-Free Practitioner means MD Anderson and the following individuals: Samir Hanash, MD, PhD, David Piwnica-Worms, MD, PhD and any partner or associate who practices medicine with Samir Hanash, MD, PhD and/or David Piwnica-Worms, MD, PhD, but with respect to such partner or associate, only for such time as he/she is engaged in a bona fide medical practice therewith.

2.67	RT has the meaning set forth in the preamble

2.68	Sale or Sold means the transfer or disposition of a Licensed Product for value; provided, however, that a transfer or disposition of a Licensed Product for value shall not be included in Sales if the transfer is to NewCo or a Sublicensee for resale and not for end use by NewCo or a Sublicensee, or (b) the transfer is to a Royalty Free Practitioner.

2.69	Skipped Milestone Event has the meaning set forth in Section 7.l(d).

2.70	Sublicense Agreement means any agreement or arrangement pursuant to which NewCo (or a Sublicensee) grants to any third party any of the license rights granted to the NewCo under Article VI of this Agreement. An assignment of all rights and obligations under this Agreement shall not be deemed to be a Sublicense Agreement.

2.71	Sublicensee means any entity to whom (i) an express sublicense has been granted under the Patent Rights and/or Technology Rights and/or (ii) NewCo has authorized, under a written agreement, to Commercialize Licensed Products. For clarity, a third party wholesaler or distributor who has no significant responsibility for marketing and promotion of a Licensed Product within its distribution territory or field (i.e., the third party simply functions as a reseller), and who does not pay any consideration to NewCo for such wholesale or distributor rights, shall not be deemed a Sublicensee, and the resale by such a wholesaler or distributor shall not be treated as Sales by a Sublicensee provided that a royalty is being paid by NewCo for the initial transfer to the wholesaler or distributor pursuant to Section 7.l(d).

2.72	Sublicensing Consideration means all consideration received by NewCo from any Sublicensee pursuant to Sections 6.2 hereof, including, without limitation, (a) up-front payments, (b) marketing, distribution, franchise, option, license, or documentation fees, (c) bonus and milestone payments, (d) equity securities, (e) amounts received by NewCo for NewCo’s equity or other securities in excess of fair market value of such equity or other securities and (f) royalties, milestones, and other fees received by NewCo in excess of such fees paid or payable to MD Anderson pursuant to Section 7.l;provided, however, Sublicensing Consideration shall not include funds paid by a Sublicensee for future research to be performed by NewCo if (i) the respective Sublicense Agreement expressly states that such funds are for research to be performed by NewCo after the actual date of signatory execution of the Sublicense Agreement, and (ii) NewCo does in fact perform such research after execution of, and in accordance with, the Sublicense Agreement. For the avoidance of doubt, NewCo shall not deduct from Sublicensing Consideration any of the following:

(1)	any amounts received from a Sublicensee as reimbursement or recoupment of research expenses incurred by NewCo before the actual date of signatory execution of the sublicense agreement;

(2)	any overhead or indirect costs for research described in subparts (i) and (ii) above; or

(3)	any payments by a Sublicensee for NewCo’s achievement ofresearch or similar milestone events.

2.73	System has the meaning set forth in the preamble.

2.74	Target Selection Criteria Date means the date upon which the JSC notifies MD Anderson of the criteria that MD Anderson must use to generate the Target Selection List.

2.75	Target Selection List means the list of four or more potentially available targets that MD Anderson shall generate by screening the target selection criteria, provided by the JSC, against certain applicable data in the Database and from which NewCo may select targets that it seeks to designate as an Initial Target and/or Additional Target (whichever is applicable) pursuant to Article III.

2.76	Technology Rights means Board’s rights in and to:

(a) Hanash Technology; and/or

(b) any discoveries, inventions, processes, procedures, methods, protocols, techniques, components, devices, compositions, formulas, designs, and/or drawings disclosed under MD Anderson Invention Disclosure Report No. MDA19-118, titled “Anti-B7-H3 Monoclonal Antibody For Use In Cancer Therapy And Diagnostics”, but only if B7-H3 becomes an Initial Target and only to the extent B7-H3 remains an Initial Target under this Agreement; and/or

(c) any discoveries, inventions, data, information, processes, procedures, methods, protocols, techniques, components, devices, compositions, formulas, designs, and/or drawings: (i) created solely by one or more Hanash Team Members during and as a result of activities performed pursuant to this Agreement and/or any Research Agreement, on or after the Effective Date, in furtherance of the Development, Manufacturing, Commercialization, or other Exploitation of a Licensed Product and (ii) that are not Covered by a Valid Claim; and/or

(d) any discovery, inventions, data, information, processes, procedures, methods, protocols, techniques, components, devices, compositions, formulas, designs, and/or drawings: (i) created solely by one or more Piwnica-Worms Team Members during and as a result of activities performed pursuant to this Agreement and/or any Research Agreement, on or after the Effective Date, in furtherance of the Development, Manufacturing, Commercialization, or other Exploitation of a Licensed Product and (ii) that are not Covered by a Valid Claim, but only if B7-H3 becomes an Initial Target and only to the extent B7-H3 remains an Initial Target under this Agreement;

Notwithstanding (a), (b), (c), or (d) herein, in no event shall Technology Rights mean or include Access or any software.

2.77	Term has the meaning set forth in Section 15.1.

2.78	Therapeutic means any Antibody, Antibody-based therapeutic (including, without limitation, antibody-drug conjugates, bispecifics and other type of engagers) and/or Cell Therapy.

2.79	Third Party means any Person other than Board, MD Anderson, or NewCo.

2.80	Valid Claim means a claim of: (a) an issued and unexpired patent included within Patent Rights, unless the claim (i) has been held unenforceable or invalid by the final, un-reversed, and un-appealable decision of a court or other governmental body of competent jurisdiction, (ii) has been irretrievably abandoned or disclaimed or (iii) has otherwise been finally admitted or finally determined by the relevant governmental authority to be invalid, non-patentable, unenforceable, whether through reissue, re-examination, disclaimer or otherwise and/or (b) a pending patent application included within Patent Rights to the extent the claim continues to be prosecuted in good faith.

III. TARGET SELECTION

3.1	Within sixty (60) calendar days after the Target Selection Criteria Date, MD Anderson shall provide NewCo with the Target Selection List.

3.2	During the period beginning on the date of NewCo’s receipt of the Target Selection List and ending three (3) months thereafter (such period, which may be extended by mutual agreement of the Parties, the “Initial Target Selection Period”), NewCo may nominate up to four (4) targets (other than an Excluded Target) from the Target Selection List by providing MD Anderson with written notice identifying each such nominated target (the “Initial Target Selection Notice(s)”). Within twenty (20) calendar days after receipt of any Initial Target Selection Notice, MD Anderson shall notify NewCo in writing as to whether any nominated target identified in such Initial Target Selection Notice is an Excluded Target. If, during such twenty (20) calendar day period, MD Anderson notifies NewCo in writing that a nominated target identified in such Initial Target Selection Notice is not an Excluded Target or if such twenty (20) calendar day period passes without MD Anderson having notified NewCo in writing that a given nominated target identified in such Initial Target Selection Notice is an Excluded Target, then such nominated target shall be designated as or become an “Initial Target” under this Section. If, during such twenty (20) calendar day period, MD Anderson notifies NewCo that a nominated target identified in such Initial Target Selection Notice is an Excluded Target, then such nominated target shall not be designated as or become an Initial Target under this Section. In such event, NewCo may nominate a different target and submit a new Initial Target Selection Notice to MD Anderson under this Section and these steps may be repeated until four (4) Initial Targets are designated, at which point such designated targets shall become Initial Targets for all purposes under this Agreement.

3.3	During the Additional Target Selection Period, NewCo may nominate one (1) additional target from the Target Selection List by providing written notice to MD Anderson nominating such additional target (the “Additional Target Selection Notice”). Within twenty (20) calendar days after receipt of any Additional Target Selection Notice, MD Anderson shall notify NewCo in writing as to whether any such nominated target identified in such Additional Target Selection Notice is an Excluded Target. If, during such twenty (20) calendar day period, MD Anderson notifies NewCo in writing that such nominated target identified in the Additional Target Selection Notice is not an Excluded Target or if such twenty (20) calendar day period passes without MD Anderson having notified NewCo in writing that the nominated target identified in such Additional Target Selection Notice is an Excluded Target, then such nominated target shall be designated as or become an “Additional Target” under this Section. If, during such twenty (20) calendar day period, MD Anderson notifies NewCo that the nominated target identified in the Additional Target Selection Notice is an Excluded Target, then such nominated target shall not be designated as or become an Additional Target under this Section. In such event, NewCo may nominate a different target and submit a new Additional Target Selection Notice to MD Anderson under this Section and these steps may be repeated until one (1) Additional Target is designated, at which point such designated target shall become an Additional Target for all purposes under this Agreement.

3.4	In the event that NewCo informs MD in writing that determines that it will no longer Develop or Commercialize a Licensed Product that targets an Initial Target or Additional Target, then, notwithstanding anything stated to the contrary in this Agreement, (i) the license granted to NewCo pursuant to Section 6.1 shall immediately terminate, strictly as it relates to such Licensed Product that targets such Initial Target or Additional Target, and (ii) upon MD Anderson’s written request, NewCo hereby agrees to discuss and negotiate with MD Anderson, in good faith, the terms and conditions under which NewCo shall grant to MD Anderson an exclusive or nonexclusive license under NewCo’s rights in and to any technology, patent applications or patents that are reasonably necessary or useful in order for MD Anderson to continue the Development, Commercialization and/or Manufacturing of such Licensed Product that targets such Initial Target or Additional Target either independently or in collaboration with one or more Third Parties.

IV. PROTECTED HEALTH INFORMATION

4.1	Any data provided to NewCo that contains information acquired from MD Anderson’s patients or study participants is intended to constitute fully de-identified data.

4.2	In the event Protected Health Information (“PHI”), as defined by the federal Health Insurance Portability and Accountability Act of 1996, as may be amended from time to time (“HIPAA”), is inadvertently disclosed to NewCo by MD Anderson in connection with this Agreement, NewCo will immediately notify MD Anderson and will return or destroy such PHI in accordance with MD Anderson’s instructions. Pending return or destruction of any such PHI, NewCo shall maintain the confidentiality of such PHI and use appropriate safeguards to prevent access to, use, or disclosure of such PHI. To the extent applicable, both Parties agree to comply with all provisions of HIPAA as to the protection and security of PHI.

V. JOINT DEVELOPMENT COMMITTEE

5.1	Promptly, but in any event, within thirty (30) calendar days after mutual execution of this Agreement, NewCo and MD Anderson will form and establish a Joint Development Committee (“JDC”) consisting of a total of four (4) members, with two (2) representatives appointed by NewCo and two (2) representatives appointed by MD Anderson. The JDC may change its size from time to time by mutual consent of the Parties; provided, however, the JDC shall at all times consist of an equal number of representatives from each of Newco and MD Anderson. Each Party may designate a substitute for any of its JDC representatives that is unable to attend a JDC meeting with written notice to the Other Party prior to such meeting, but substitutions will be limited to the extent possible. Each Party may also replace any of its representatives with a new representative at any time by providing written notice to the other Party upon such replacement.

5.2	The JDC will have meetings at least quarterly, either in person or by teleconference or other electronic means. The first JDC meeting, and subsequently at least one (1) JDC meeting per year, must be conducted in person and/or by videoconference. Each of NewCo and MD Anderson will bear the expense of its respective JDC representatives’ participation in JDC meetings. Each member of the JDC will have one (1) vote, with decisions to be decided by a majority vote with respect to the matter under consideration. For each meeting of the JDC, the presence of at least one (1) representative of each Party shall constitute a quorum. In the event of any decisions that the JDC cannot decide by a majority vote, the matter or action under vote will not be taken and any further controversy may be resolved pursuant to Section 17.11. If a member of the JDC is unable to attend a meeting, he or she may appoint, in writing, a proxy to participate and vote in his or her stead.

5.3	Upon the Parties forming and establishing the JDC, the JDC shall promptly meet one or more times to set the criteria that MD Anderson must use to generate the Target Selection List. Once the JDC has set such criteria, it shall notify MD Anderson by providing such criteria to MD Anderson in writing.

5.4	The JDC shall endeavor to assist NewCo with the Development of Licensed Products. The JDC’s role in the Development of Licensed Products shall include (a) facilitating communication regarding progress and results as set forth in any Research Agreement; (b) reviewing and discussing any reports (other than financial reports) provided by each Party pursuant to any such Research Agreement; (c) being the working group that will coordinate research and/or development activities under any such Research Agreement; and (d) performing such other activities as the Parties agree in writing shall be the responsibility of the JDC; provided, however, (i) the JDC shall not have any decision-making authority, (ii) the JDC shall have no power to amend or waive compliance with this Agreement or any Research Agreement, (iii) the role of the JDC is limited to the matters specified in this Article V, and (v) the Parties agree that nothing in this Agreement prevents or limits NewCo from operating its businesses, so long as doing so does not conflict with NewCo’s obligations under this Agreement.

VI. LICENSE & COMMERCIALIZATION

6.1	Board, on behalf of MD Anderson, hereby grants to NewCo a royalty-bearing, exclusive, sublicensable (to the extent set forth in Section 6.2) license, under Licensed Subject Matter, to manufacture, have manufactured, use, import, offer to sell and/or sell Licensed Products within the Licensed Territory and within the Licensed Field. This grant is subject to Sections 8.1, 16.3 and 16.4, the payment by NewCo to MD Anderson of all consideration as provided herein, the timely payment of all amounts due under any Research Agreement, and is further subject to the following rights retained by Board and MD Anderson, the right to:

(a)	Publish the general scientific findings from research related to Licensed Subject Matter, subject to the terms of Article XIII-Confidential Information and Publication; and

(b)	Use the Licensed Subject Matter for patient care, teaching, and other academically-related purposes at MD Anderson; and

(c)	Transfer tangible embodiments of the Licensed Subject Matter to academic or research institutions strictly for non-commercial research use.

The Parties hereby acknowledge and agree that any exercise by NewCo (or a Sublicensee) of the license grant set forth in this Section 6.1 outside the scope of either the Licensed Territory or Licensed Field, or to manufacture, have manufactured, use, import, offer to sell and/or sell anything other than a Licensed Product, shall be deemed a material breach of this Agreement.

6.2	NewCo has the right to grant Sublicense Agreements under the Licensed Subject Matter consistent with the terms of this Agreement, as part of a good faith, arms-length transaction, subject to the following:

(a)	A Sublicense Agreement shall not exceed the scope and rights granted to NewCo hereunder. Sublicensee must agree in writing to be bound by terms and conditions consistent with this Agreement and shall agree that Board and MD Anderson are third party beneficiaries of the Sublicense Agreement. In the event of termination of this Agreement, continued sublicense rights shall be governed by Section 6.3 below. NewCo may grant a Sublicensee the right to grant further sub-Sublicense Agreements consistent with this Agreement, in which case such sub-Sublicense Agreements shall be treated as “Sublicense Agreements” and such sub-Sublicensees shall be treated as “Sublicensees” for purposes of this Agreement.

(b)	NewCo shall deliver to MD Anderson a complete and accurate copy of each Sublicense Agreement granted by NewCo or Sublicensee, and any modification or termination thereof, within thirty (30) calendar days following the applicable execution, modification, or termination of such Sublicense Agreement. If the Sublicense Agreement is not in English, NewCo shall provide MD Anderson an accurate English translation in addition to a copy of the original agreement.

(c)	Notwithstanding any such Sublicense Agreement, NewCo will remain primarily liable to Board and MD Anderson for all of the NewCo’s duties and obligations contained in this Agreement, including without limitation the payment of running royalties due under Section 7.l(b) whether or not paid to NewCo by a Sublicensee. Any act or omission of a Sublicensee that would be a breach of this Agreement if performed by NewCo will be deemed to be a breach by NewCo. Each Sublicense Agreement shall contain a right of termination by NewCo in the event that the Sublicensee breaches the payment or reporting obligations affecting Board and/or MD Anderson or any other terms and conditions of the Sublicense Agreement that would constitute a breach of this Agreement if such acts were performed by NewCo.

6.3	All rights and licenses of each Sublicensee shall terminate upon termination of this Agreement; provided, however, MD Anderson agrees to negotiate in good faith with each existing Sublicensee that (a) is in good standing under the respective Sublicense Agreement as of the date of termination of this Agreement and (b) provides written notice to MD Anderson within thirty (30) calendar days after termination of this Agreement stating that such Sublicensee desires to enter into negotiations for an agreement with MD Anderson granting rights under Licensed Subject Matter. MD Anderson shall negotiate in good faith in accordance with this Section 6.3, but shall have no obligation to enter into an agreement with any Sublicensee.

6.4	NewCo, itself or through its Sublicensees, shall use diligent efforts to make Licensed Products commercially available within the Licensed Territory and within the Licensed Field. Without limiting the foregoing, NewCo, itself or through its Sublicensees, shall maintain a bona fide, funded, ongoing and active research, development, manufacturing, regulatory, marketing or sales program (all as commercially reasonable) to make Licensed Products commercially available to the public as soon as commercially practicable within the Licensed Territory and within the Licensed Field. The execution by NewCo of one or more Research Agreements pursuant to Section 6.5 shall give rise to the presumption, for so long as such Research Agreement(s) remains in force, that NewCo has complied with its obligations under this Section 6.4, but solely with respect to Licensed Products that target either Initial Target(s) or Additional Target(s) that are the subject of the research being conducted under the Research Agreement(s); provided, however, if Newco exercises the right to cancel or discontinue conducting such research (or any portion thereof) that any Initial Target(s) or Additional Target(s) are the subject of, then, upon written notice from MD Anderson, the license granted to NewCo pursuant to Section 6.1 shall immediately terminate, strictly as it relates to any such Licensed Products that target either Initial Target(s) or Additional Target(s) that are the subject of the discontinued or cancelled research, and thereafter Board and/or MD Anderson shall be free to and no longer restricted from granting any Third Party a license, under Licensed Subject Matter, to manufacture, have manufactured, use, import, offer to sell and/or sell Licensed Products that target each such Initial Target(s) or Additional Target(s) that are the subject of the discontinued or cancelled research. Within thirty (30) calendar days following each anniversary of the Effective Date, NewCo will deliver to MD Anderson a written progress report as to NewCo’s (and any Sublicensee’s) efforts and accomplishments during the preceding year in diligently commercializing Licensed Subject Matter in the Licensed Territory within the Licensed Field and NewCo’s (and Sublicensees’) commercialization plans for the upcoming year.

6.5	The Parties acknowledge that, in addition to this Agreement, the Parties may negotiate, in good faith, and mutually execute one or more Research Agreements; provided, however, MD Anderson and NewCo acknowledge and agree that under any such Research Agreements NewCo must pay for the full and total costs of performing the activities thereunder.

6.6	Notwithstanding anything stated to the contrary in this Agreement, NewCo shall bear 100% of all non-clinical, clinical, and Manufacturing expenditures and all other Development costs globally.

6.7	Notwithstanding anything stated to the contrary in this Agreement and without prejudice to Section

6.8	below, with respect to each Initial Target (and/or, where applicable, the Additional Target), NewCo shall have four (4) years from the Initial Target Selection Date for each such Initial Target (and/or, where applicable, four (4) years from the Additional Target Selection Date for such Additional Target) to Initiate a Phase II Clinical Trial of a Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target). If Newco fails to Initiate a Phase II Clinical Trial of a Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target) on or before the fourth (4th) anniversary of the Initial Target Selection Date for each such Initial Target (and/or, where applicable, the Additional Target Selection Date for such Additional Target), then, upon written notice from MD Anderson, the license granted to NewCo pursuant to Section 6.1 shall immediately terminate, strictly as it relates to any Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target), and thereafter Board and/or MD Anderson shall be free to and no longer restricted from granting any Third Party a license, under Licensed Subject Matter, to manufacture, have manufactured, use, import, offer to sell and/or sell Licensed Products that target each such Initial Target (and/or, where applicable, such Additional Target).

6.8	Notwithstanding anything stated to the contrary in this Agreement, with respect to each Initial Target (and/or, where applicable, the Additional Target), NewCo shall have seven (7) years from the Initial Target Selection Date for each such Initial Target (and/or, where applicable, seven (7) years from the Additional Target Selection Date for such Additional Target) to Initiate a Phase III Clinical Trial of a Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target). If NewCo fails to Initiate a Phase III Clinical Trial of a Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target) on or before the seventh (7th) anniversary of the Initial Target Selection Date for each such Initial Target (and/or, where applicable, the Additional Target Selection Date for such Additional Target), then, upon written notice from MD Anderson, the license granted to NewCo pursuant to Section 6.1 shall immediately terminate, strictly as it relates to any Licensed Product that targets each such Initial Target (and/or, where applicable, such Additional Target), and thereafter Board and/or MD Anderson shall be free to and no longer restricted from granting any Third Party a license, under Licensed Subject Matter, to manufacture, have manufactured, use, import, offer to sell and/or sell Licensed Products that target each such Initial Target (and/or, where applicable, such Additional Target).

VII. Consideration, Payments and Sales Reports

7.1	In consideration of the rights and covenants granted by Board (and/or, where applicable, MD Anderson) to NewCo under Articles III and VI of this Agreement, NewCo agrees to pay MD Anderson each of the following payments:

(a)	All Patent Expenses incurred by or for MD Anderson before or after the Effective Date for so long as this Agreement remains in effect. MD Anderson will invoice Licensee after the Agreement has been fully executed by all parties for Patent Expenses incurred as of the Effective Date and for each Calendar Quarter thereafter. The invoiced amounts will be due and payable by Licensee within thirty (30) calendar days of invoice.

(b)	A running royalty on Net Sales as follows:

1.	[***] of Net Sales of Licensed Products Covered by a Valid Claim; and

11.	[***] of Net Sales of Licensed Products not Covered by a Valid Claim.

NewCo acknowledges and agrees that the license grant to Technology Rights under Section 6.1 of this Agreement provides NewCo with a competitive advantage and head start in the research, Development, Manufacturing, Commercialization, and other Exploitation of Licensed Products and, accordingly, the royalty payments for Licensed Products not Covered by a Valid Claim are appropriate in light of the foregoing.

(c)	After first Sale of a Licensed Product, minimum annual royalties (“Minimum Annual Royalties”) as follows:

(i)	$100,000.00 following the first and second anniversary of the Effective Date occurring after the first Sale;

(ii)	$200,000.00 following the third anniversary of the Effective Date and every anniversary of the Effective Date thereafter occurring after the first Sale.

The respective Minimum Annual Royalties are due and payable (without invoice) within thirty (30) calendar days following each such anniversary of the Effective Date occurring after the first Sale; provided, however, in the event that there is less than a twelve (12) month period between the first Sale, and the first anniversary of the Effective Date occurring after the first Sale, then NewCo shall pay MD Anderson the following:

(1) the Minimum Annual Royalty due for that year multiplied by the fraction, A/C, where A is the number of months between the month that the first Sale occurred and the month of the first anniversary of the Effective Date which follows the first Sale, and C is twelve (12) (i.e., if the Effective Date is January 10, 2023 and first Sale occurs June 10, 2023, then NewCo owes MD Anderson $SOK in Minimum Annual Royalties within thirty (30) calendar days following January 10, 2024, $100K in Minimum Annual Royalties within thirty (30) calendar days following January 10, 2025, and $200K in Minimum Annual Royalties within thirty (30) calendar days following January 10, 2026 and every anniversary of the Effective Date thereafter);

Running royalties accrued under Section 7.l(b) and paid to MD Anderson for the one (1) year period preceding an anniversary of the Effective Date shall be credited against the Minimum Annual Royalties due on that anniversary date.

(d)	Each Milestone Payment (meaning as set forth in the table below) is payable one time on a Licensed Product-by-Licensed Product basis upon achievement of each Milestone Event (meaning as set forth in the table below), regardless of whether the Milestone Event is achieved by, or on behalf of, NewCo or a Sublicensee:

	Milestone Payment
Milestone Event	For Licensed Products that target B7-H3 and/or are Covered by B7-H3 Patent Rights	For any other Licensed Product
Initiation of Phase I Clinical Trial of a Licensed Product	$75,000	$50,000
Initiation of Phase II Clinical Trial of a Licensed Product	$250,000	$200,000
Initiation of Phase III Clinical Trial of a Licensed Product	$500,000	$400,000
Filing of BLA (or equivalent in a non-US jurisdiction) for a Licensed Product	$850,000	$750,000
Regulatory Approval of a BLA for a Licensed Product by the FDA	$5,000,000	$5,000,000
Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the European Union equivalent of the FDA	$4,000,000	$3,000,000
Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Japanese equivalent of the FDA	$3,500,000	$2,500,000
Regulatory Approval of a BLA (or equivalent in a non-US jurisdiction) for a Licensed Product by the Chinese equivalent of the FDA	$3,500,000	$2,500,000

NewCo shall notify MD Anderson in writing immediately upon achievement of each and every Milestone Event. Each Milestone Payment shall be made by NewCo to MD Anderson (without invoice) within thirty (30) calendar days of achieving the applicable Milestone Event and shall not reduce the amount of any other payment obligation set forth for in this Article VII.

The milestones set forth in the table above are intended to be successive. In the event that a Licensed Product is not required to undergo a particular Milestone Event (the “Skipped Milestone Event”), such Skipped Milestone Event will be deemed to have been achieved upon the achievement of the next successive Milestone Event (“Achieved Milestone Event”) and the Milestone Payment for any Skipped Milestone Event is due within thirty (30) calendars days of the achievement of the Achieved Milestone Event.

(e)	Sublicensing Consideration according to the following schedule:

Sublicense Agreement execution date	Percentage of Sublicense Consideration due MD Anderson
Prior to the third (3rd) anniversary of the Effective Date	[***]

The period beginning on the third (3rd) anniversary of the effective date and ending on the fifth (5°1) anniversary of the Effective Date	[***]

After the fifth (5th) anniversary of the Effective Date	[***]

(f)	Commercialization Payments - NewCo shall pay MD Anderson the commercialization payments set forth below according to the following schedule:

Commercialization Event	Commercialization Payment
Upon total worldwide Net Sales of all Licensed Products exceeding $250,000,000	$5,000,000
Upon total worldwide Net Sales of all Licensed Products exceeding $500,000,000	$10,000,000
Upon total worldwide Net Sales of all Licensed Products exceeding $1,000,000,000	$25,000,000

NewCo shall notify MD Anderson in writing immediately upon the achievement of each and every commercialization event set forth in the table above, regardless of whether such event was achieved by, or on behalf of, NewCo or a Sublicensee. Each commercialization payment shall be made by NewCo to MD Anderson (without invoice) within thirty (30) calendar days of achieving the applicable commercialization event and shall not reduce the amount of any other payment obligation set forth in this Article VII.

7.2	In addition to the license consideration set forth in Section 7.1, as consideration for the grant of licenses made herein:

(a)	NewCo shall issue “License Equity,” as defined below, to the Board (or its designee), on behalf of MD Anderson, on the Effective Date (the date of such issuance, the “Issuance Date”). “License Equity” shall mean the number of units of membership interest in NewCo’s stock that is equal to forty-nine percent (49.0%) of the total membership interest in of NewCo on a fully-diluted basis as of the Issuance Date. License Equity shall be of the same nature, rank, preference and class, and shall contain the same rights, as any equity issued by NewCo to RT and any of its Affiliates; and

(b)	RT or its Affiliate shall own all of the remaining stock of NewCo as of the Effective Date. In consideration for such NewCo stock (and not in the form of debt or in exchange for additional NewCo stock), RT or its Affiliates shall be obligated to provide not less than $4,000,000 in cash funding to NewCo. Such funding shall be advanced periodically, based on the budget approved by NewCo’s Board of Directors; and

(c)	RT or its Affiliate shall cause the board of directors of NewCo, from and after the Effective Date, to consist of (i) two voting members appointed by RT or its designee; and (ii) one non-voting observer appointed by MD Anderson, on behalf of the Board (or its designee).

7.3	Unless otherwise provided in this Article VII, all payments required under this Agreement are payable within thirty (30) calendar days after each Calendar Quarter during the Tenn, at which time NewCo will also deliver to MD Anderson a true and accurate report, giving such particulars of the business conducted by NewCo and any Sublicensees during the respective Calendar Quarter as necessary for MD Anderson to account for NewCo’s payments hereunder. This report will include pertinent data, including, but not limited to each of the following:

(a)	The accounting methodologies, including without limitation, the exchange rates used, if any, in determining the amount due or performing any necessary currency conversion, used to account for and calculate the items included in the report and any differences in such accounting methodologies used by NewCo since the previous report.

(b)	A list of Licensed Products produced for the respective Calendar Quarter categorized by the respective technology under Patent Rights or Technology Rights (if Patent Rights are not applicable to such Licensed Products).

(c)	The total quantities of Licensed Products produced by the category listed in Section 7.3(b).

(d)	The total Sales by the category listed in Section 7.3(b).

(e)	The calculation of Net Sales, segregated on a Licensed Product-by-Licensed Product and a country-by-country basis, by the category listed in Section 7.3(b). The calculation of Net Sales shall itemize the permitted deductions from the gross consideration from a Sale used to arrive at the resulting Net Sales, on a Licensed Product-by-Licensed Product and country-by-country basis.

(f)	the exchange rates used, if any, in determining the amount due or performing any necessary currency convers10n

(g)	The royalties so computed and due MD Anderson by the category listed in Section 7.l(b).

(h)	All consideration received from each Sublicensee or assignee and Sublicensing Consideration or other payments due MD Anderson.

(i)	All other amounts due MD Anderson herein.

Simultaneously with the delivery of each such report, NewCo agrees to pay MD Anderson the amount due, if any, for the period of such report. These reports are required even if no payments are due.

7.4	During the term of this Agreement and for one (1) year thereafter, NewCo agrees to keep complete and accurate records of its, and its Sublicensees’, Sales and Net Sales in sufficient detail to enable the royalties and other payments due hereunder to be determined. NewCo agrees to permit MD Anderson or its representatives, at MD Anderson’s expense, to periodically examine NewCo’s books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement. If any amounts due MD Anderson are determined to have been underpaid in an amount equal to or greater than five percent (5%) of the total amount due during the period so examined, then NewCo will pay the cost of the examination. NewCo shall pay accrued interest at the highest rate allowed by applicable law on any and all late payments under this Agreement (regardless of whether the deficiency is identified by audit or otherwise), with such interest commencing on the date after the due date.

7.5	All amounts payable hereunder by NewCo shall be made in United States Dollar denominated funds, free and clear and without any deduction, set-off, or reduction for or on account of any tax, levy, impost, duty, charge, fee or withholding of any nature now or hereafter imposed by any governmental, fiscal or other authority. If Newco is compelled by law to make any such deduction, set-off, or reduction, it shall pay MD Anderson such additional amounts as are necessary to ensure receipt by MD Anderson of the full amounts payable hereunder that MD Anderson would have received but for the deduction, set-off or reduction (“Gross Up”). In the event that NewCo pays a Gross Up to MD Anderson, MD Anderson shall reasonably cooperate with NewCo to execute forms required by a governmental, fiscal, or other authority to claim such Gross Up was entitled to a tax, levy, impost, duty, charge, fee or other withholding exemption. In the event MD Anderson receives a payment from a governmental, fiscal or other authority for the Gross Up (“Refunded Amount”), it shall provide notice to NewCo of the Refunded Amount and NewCo shall be entitled to deduct the Refunded Amount from the amounts due MD Anderson for the next reporting and payment period as set forth in Section 7.3.

7.6	With respect to sales of Licensed Products invoiced in United States Dollars, the gross invoiced amount, Net Sales and Royalties payable will be expressed in United States Dollars. With respect to sales of Licensed Products invoiced in a currency other than United States Dollars, the gross invoiced amount, Net Sales and Royalties payable will be expressed in the currency of the invoice issued by NewCo, its Affiliates or Sublicensees together with the United States Dollar equivalent of the amount due, calculated using the average quarter-end rate of exchange for a given Calendar Quarter published in the Wall Street Journal during the applicable Calendar Quarter.

7.7	All payments under this Agreement shall be by checks made payable to The University of Texas M. D. Anderson Cancer Center, and sent by United States mail to Box 4390, Houston, Texas 77210- 4390, or by wire transfer to:

JPMorgan Chase Bank, N.A.

7.8	No payments due or royalty rates owed under this Agreement will be reduced as the result of co-ownership of Licensed Subject Matter by Board and another person or entity, including, but not limited to, NewCo.

7.9	If a payment requires delivery of an invoice, then MD Anderson’s delay in providing an invoice shall not excuse or waive any payment obligation of NewCo, but the deadline for NewCo’s payment shall be extended by the period of such delay. An invoice shall be deemed to be delivered to NewCo if transmitted to NewCo’s address in Section 17.2. Any failure by NewCo to update its notice address shall not excuse timely payment.

VIII. Patents and Inventions

8.1	If after consultation with Licensee both Parties agree that a new patent application should be filed for certain Technology Rights, MD Anderson will prepare and file appropriate patent applications, and Licensee will pay the related Patent Expenses. If Licensee notifies MD Anderson that it does not intend to pay any portion of the Patent Expenses for a patent application or patent, or if Licensee fails to promptly confirm its intent to pay any portion of the Patent Expenses for a patent application or patent upon inquiry from MD Anderson, or if Licensee is in arrears or otherwise in default or late on any payments due under Section 7.l(a), then MD Anderson may, in its sole discretion, elect to file, not file, continue prosecution or maintenance, or abandon such patent application or patent at its own expense without further notice to Licensee. In the event Licensee fails to pay or provides written notice of its intent not to pay any portion of Patent Expenses for a patent application and/or patent under Patent Rights, then Licensee’s rights to such patent application and/or patent under Patent Rights shall terminate in their entirety. If at any time Licensee wishes to cease paying Patent Expenses for a particular patent application and/or patent under Patent Right, Licensee must give MD Anderson at least ninety (90) calendar days prior written notice and Licensee shall continue to be obligated to pay for the Patent Expenses that accrue with respect thereto during said notice period. Thereafter, said particular Patent Right, patent application, or patent shall no longer be included in the Patent Rights and Licensee shall have no further rights thereto. MD Anderson shall not be obligated to file, prosecute or maintain any patent or patent application if Licensee is in arrears or otherwise in default or late with respect to any Patent Expenses or other payments or obligations hereunder.

8.2	Licensee shall cooperate with MD Anderson regarding any patent prosecution or patent maintenance matters or deadlines, including the timely provision of accurate information regarding its entity size status, and any changes thereto, in accordance with the regulations of the U.S. Patent and Trademark Office.

8.3	MD Anderson will provide Licensee with a copy of any applications for which Licensee has paid the cost of filing, as well as copies of any documents received or filed during prosecution thereof. The parties agree that they share a common legal interest to get valid enforceable patents and that Licensee will keep all privileged information received pursuant to this Section confidential.

8.4	If Licensee is more than thirty (30) calendar days in arrears on any payment or obligation due under this Agreement, Board, MD Anderson, and the counsel prosecuting licensed patents and patent applications shall have no obligation to confer or otherwise communicate with, or provide any information to, Licensee under this Article VIII, unless and until Licensee is no longer in arrears on any payments and obligations under this Agreement.

IX. Infringement by Third Parties

9.1	If a Party has a reasonable belief that a Third Party is infringing a patent exclusively licensed under this Agreement within the Licensed Field, such Party shall notify the other Party and the Parties shall confer in good faith regarding what action is appropriate to attempt to stop the Third Party infringement and how the parties shall allocate any litigation-related expenses and any recovery. If it is necessary to name Board or MD Anderson as a party in such action, then NewCo must first obtain Board’s and/or MD Anderson’s prior written permission, which permission shall not be unreasonably withheld, provided that Board and MD Anderson shall have reasonable prior input on choice of counsel on any matter where such counsel represents Board and/or MD Anderson, and NewCo and such counsel agree to follow all required procedures of the Texas Attorney General regarding retention of outside counsel for state entities. MD Anderson and/or Board may require NewCo to provide substantial, competent evidence and analysis of the alleged Third Party infringement for MD Anderson and/or Board to consider before deciding whether to grant permission to name Board or MD Anderson as a party in an infringement action. In any suit or dispute against an infringer of patents licensed hereunder, at the request and expense of the Party bringing suit, the other Party will permit reasonable access, during regular business hours, to relevant records, papers, information, samples, specimens, and the like in its possession, if and only to the extent that such materials or information are not protected by a privilege or immunity of such other Party or a privacy or confidentiality right of any Third Party.

X. Patent Marking

10.1	NewCo agrees that all packaging containing individual Licensed Product(s), documentation therefor, and, when possible, actual Licensed Product(s) sold by NewCo and/or Sublicensees will be appropriately marked with the number of any applicable patent(s) licensed hereunder in accordance with each country’s patent laws, including Title 35, United States Code, to the extent such marking is necessary or required to fully preserve Patent Rights in each such country or the right to recover damages for infringement thereof.

XI. INDEMNIFICATION

11.1	NEWCO AGREES TO HOLD HARMLESS AND INDEMNIFY BOARD, SYSTEM, MD ANDERSON, THEIR REGENTS, OFFICERS, EMPLOYEES, STUDENTS, AND AGENTS FROM AND AGAINST ANY CLAIMS, DEMANDS, OR CAUSES OF ACTION WHATSOEVER, COSTS OF SUIT AND REASONABLE ATTORNEY’S FEES (INCLUDING WITHOUT LIMITATION, THOSE CLAIMS, DEMANDS, CAUSES OF ACTION, COSTS OF SUIT, AND REASONABLE ATTORNEY’S FEES ARISING ON ACCOUNT OF ANY INJURY OR DEATH OF PERSONS OR DAMAGE TO PROPERTY) CAUSED BY, OR ARISING OUT OF, OR RESULTING FROM, THE EXERCISE OR PRACTICE BY NEWCO, OR THE OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES OF NEWCO, OF THE RIGHTS GRANTED HEREUNDER.

11.2	NEWCO UNDERSTANDS AND AGREES THAT BOARD AND MD ANDERSON, BY THIS AGREEMENT, MAKE NO REPRESENTATION AS TO THE OPERABILITY OR FITNESS FOR ANY USE, SAFETY, EFFICACY, APPROV ABILITY BY REGULATORY AUTHORITIES, TIME AND COST OF DEVELOPMENT, PATENTABILITY, AND/OR QUALITIES OF ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT. BOARD AND MD ANDERSON, BY THIS AGREEMENT, ALSO MAKE NO REPRESENTATION AS TO WHETHER THERE ARE ANY PATENTS NOW HELD, OR WHICH WILL BE HELD, BY OTHERS OR BY BOARD, SYSTEM OR MD ANDERSON FOR ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT, NOR DOES BOARD OR MD ANDERSON MAKE ANY REPRESENTATION THAT ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT OR USE OF THE FOREGOING DOES NOT OR WILL NOT INFRINGE ANY PATENTS OR OTHER PROPRIETARY RIGHT NOW HELD OR THAT WILL BE HELD BY OTHERS OR BY BOARD.

11.3	ANY TECHNOLOGY AND ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT ARE UNDERSTOOD TO BE EXPERIMENT AL IN NATURE AND MAY HAVE HAZARDOUS PROPERTIES. BOARD AND MD ANDERSON MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OF ANY KIND, EITHER EXPRESSED OR IMPLIED, WITH RESPECT TO ANY SUCH TECHNOLOGY. BOARD AND MD ANDERSON MAKE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT.

11.4	EXCEPT TO THE EXTENT PROHIBITED BY LAW, NEWCO ASSUMES ALL LIABILITY FOR DAMAGES THAT MAY ARISE FROM THE USE OF ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT. IN NO EVENT SHALL BOARD, SYSTEM OR MD ANDERSON BE LIABLE TO NEWCO FOR ANY LOSS, CLAIM, DAMAGE OR LIABILITY, OF WHATSOEVER KIND OR NATURE, WHICH MAY ARISE FROM OR IN CONNECTION WITH THIS AGREEMENT OR THE USE OF ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT. NEWCO AGREES TO HOLD HARMLESS BOARD, SYSTEM, MD ANDERSON, THEIR REGENTS, OFFICERS, STUDENTS, AGENTS AND EMPLOYEES, FROM ANY LIABILITY, LOSS OR DAMAGE THEY MAY SUFFER AS A RESULT OF CLAIMS, DEMANDS, COSTS OR JUDGMENTS AGAINST THEM ARISING OUT OF THE ACTIVITIES TO BE CARRIED OUT PURSUANT TO THIS AGREEMENT OR THE USE OF ANY TECHNOLOGY, OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT BY NEWCO. BOARD, SYSTEM AND MD ANDERSON WILL NOT BE LIABLE TO NEWCO FOR ANY LOSS, CLAIM OR DEMAND MADE BY NEWCO, OR MADE AGAINST NEWCO BY ANY OTHER PERSON OR ENTITY, DUE TO OR ARISING FROM THE USE OF ANY TECHNOLOGY, OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT BY NEWCO UNDER THIS AGREEMENT.

11.5	IN NO EVENT SHALL BOARD, SYSTEM OR MD ANDERSON BE LIABLE FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS OR EXPECTED SAVINGS OR OTHER ECONOMIC LOSSES, OR FOR INJURY TO PERSONS OR PROPERTY) ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ITS SUBJECT MATTER, REGARDLESS OF WHETHER BOARD, SYSTEM OR MD ANDERSON KNOWS OR SHOULD KNOW OF THE POSSIBILITY OF SUCH DAMAGES.

11.6	IN THE EVENT ANY USE OF ANY TECHNOLOGY OR ANY MATERIALS LICENSED OR MADE AVAILABLE IN CONNECTION WITH THIS AGREEMENT BY NEWCO OR ANY AGENT OR REPRESENTATIVE OF NEWCO CONSTITUTES A USE THAT IS NOT PERMITTED BY THIS AGREEMENT, IN ADDITION TO OTHER OBLIGATIONS OF NEWCO SET FORTH HEREIN AND IN ADDITION TO ANY OTHER LEGAL OR EQUITABLE REMEDIES AVAILABLE TO MD ANDERSON, NEWCO AGREES TO HOLD HARMLESS AND INDEMNIFY BOARD, SYSTEM, MD ANDERSON FROM AND AGAINST ANY CLAIMS, DEMANDS, OR CAUSES OF ACTION WHATSOEVER, COSTS OF SUIT AND REASONABLE ATTORNEY’S FEES CAUSED BY, OR ARISING OUT OF, OR RESULTING FROM SUCH USE.

XII. USE OF NAME

12.1	Neither MD Anderson nor NewCo will use the name of (or the name of any employee of) the other party in any advertising, promotional or sales literature, on its Web site, or for the purpose of raising capital without the advance express written consent of such other party, which in the case of MD Anderson may be secured through:

The University of Texas

MD Anderson Cancer Center

Notwithstanding the above:

(a)	A Party may use the name of (or name of employee of) the other Party in routine business correspondence, or as needed in appropriate regulatory submissions (e.g., for instance as required by law or the rules of the U.S. Securities and Exchange Commission or an equivalent regulatory authority in a foreign jurisdiction), without express written consent.

XIII. Confidential Information and Publication

13.1	MD Anderson and NewCo each agree that all information that is non-public, confidential, and/or proprietary in nature (“Confidential Information”) (i) shall be received in strict confidence, (ii) shall be used only for the purpose of exercising a Party’s rights under this Agreement or complying with a Party’s obligations under this Agreement, and (iii) shall not be disclosed to any Third Party by the recipient Party, its agents or employees without the prior written consent of the disclosing Party, except to the extent that the recipient Party can establish by competent written or electronic proof that such information:

(a)	was publicly available at the time of disclosure by the disclosing Party to the recipient Party;

(b)	became publicly available, after disclosure by the disclosing Party to the recipient Party, through no act or omission of the recipient Party, its employees, agents, successors or assigns;

(c)	was lawfully disclosed to the recipient Party by a Third Party that was under no obligation of confidentiality with respect to such information;

(d)	was already known by the recipient Party at the time of disclosure by the disclosing Party to the recipient Party; or

(e)	was independently developed by the recipient Party without use of the disclosing Party’s Confidential Information.

13.2	Each Party’s obligation of confidence hereunder will be fulfilled by using at least the same degree of care with the disclosing Party’s confidential information as it uses to protect its own confidential information, but always at least a reasonable degree of care. This obligation will exist while this Agreement is in force and for a period of five (5) years thereafter.

13.3	MD Anderson reserves the right to publish the general scientific findings from research related to Licensed Subject Matter, with due regard to the protection of NewCo’s confidential information. MD Anderson will submit the manuscript of any proposed publication relating to Licensed Subject Matter to NewCo at least thirty (30) calendar days before publication, and NewCo shall have the right to review and comment upon the publication in order to protect NewCo’s Confidential Information. Upon NewCo’s request, publication may be delayed up to sixty (60) additional calendar days to enable NewCo to secure adequate intellectual property protection of NewCo’s Confidential Information that would otherwise be affected by the publication. Notwithstanding the foregoing, nothing in this Agreement shall require MD Anderson or Board to refrain from publishing any information if doing so would (a) cause MD Anderson or Board to violate any export control laws or laws that provide tax-exempt status for any bonds issued by MD Anderson or The University of Texas System, or (b) result in the inapplicability to MD Anderson or The University of Texas System of the fundamental research exclusion or exemption from U.S. export control laws for such information.

13.4	In the event that the recipient Party is required to disclose the disclosing Party’s Confidential Information under operation of applicable law, regulation, or order of a court or governmental administrative body having competent jurisdiction, the recipient Party shall, to the extent practicable, provide the disclosing Party reasonable notice of such potential disclosure so that the disclosing Party may seek a protective order or other appropriate protection or legal relief to prevent or limit such disclosure. If, in the absence of, or pursuant to the terms of, such protection or legal relief, the recipient Party is nonetheless required by applicable law, regulation, or order of a court or governmental administrative body having competent jurisdiction to disclose any portion of the disclosing party’s Confidential Information, the required disclosure shall be permitted under this Agreement but shall be limited to only that portion of the disclosing Party’s confidential information for which disclosure is so required.

IV. Assignment

14.1	Except in connection with the sale of all of NewCo’s assets to a third party, this Agreement may not be assigned by NewCo without the prior written consent of MD Anderson, which shall not be unreasonably withheld.

14.2	For any assignment permitted under Section 14.1 to be effective, the assignee must assume in writing (a copy of which writing will be provided to MD Anderson) all of NewCo’s interests, rights, duties, and obligations under the Agreement and agree to comply with all terms and conditions of the Agreement as if the assignee were the original party (i.e., the NewCo) to the Agreement.

14.3	Any assignment made under circumstances inconsistent with Section 14.1 or 14.2 is null and void.

XV. Term and Termination

15.1	Subject to Sections 15.2, the term of this Agreement is from the Effective Date until the last to occur of: (a) the expiration of all patents issued under Patent Rights (if any) and the cancellation, withdrawal, or express abandonment of all patent applications under Patents Rights (if any), or (b) the date that is the twentieth (20th ) anniversary of the Effective Date (“Term”).

15.2	Subject to any provisions herein that survives termination, this Agreement will earlier terminate in its entirety:

(a)	automatically, if NewCo becomes bankrupt or insolvent and/or if the business of NewCo shall be placed in the hands of a receiver, assignee, or trustee (except its Affiliates), whether by voluntary act of NewCo or otherwise; or

(b)	upon thirty (30) calendar days written notice from MD Anderson if NewCo breaches or defaults on (i) the payment or report obligations of Article VII or (ii) the use of name obligations of Article XII, in each case, unless, before the end of such thirty (30) calendar day notice period, NewCo has cured the default or breach and so notifies MD Anderson, stating the manner of the cure, and MD Anderson determines that the default or breach has been cured to its reasonable satisfaction; or

(c)	upon ninety (90) calendar days written notice from MD Anderson if NewCo breaches or defaults on any other obligation under this Agreement, unless, before the end of the ninety (90) calendar day period, NewCo has cured the default or breach to MD Anderson’s reasonable satisfaction and so notifies MD Anderson, stating the manner of the cure; or

(d)	at any time by mutual written agreement between NewCo, MD Anderson and Board; or

(e)	if Section 17.8 is invoked; or

(f)	immediately upon written notice from MD Anderson if NewCo fails to Initiate at least one (1) Phase II Clinical Trial of at least one (1) Licensed Product on or before the sixth (6th) anniversary of the Effective Date; or

(g)	immediately upon written notice from MD Anderson if NewCo fails to Initiate at least one (1) Phase III Clinical Trial of at least one (1) Licensed Product on or before the ninth (9th) anniversary of the Effective Date; or

(h)	upon thirty (30) calendar days written notice from MD Anderson if NewCo or RT commits a material breach of its obligations under the LLC Agreement, unless, before the end of the thirty (30) calendar day period, NewCo or RT (whichever is applicable) has cured the material breach to MD Anderson’s satisfaction and so notifies MD Anderson, stating the manner of the cure; or

(i)	immediately upon written notice from MD Anderson if the Parties have failed to mutually execute at least one (1) Research Agreement within six (6) months of the Effective Date; or

(j)	immediately upon written notice from MD Anderson if MD Anderson terminates or has terminated the LLC Agreement pursuant to Section 11.05 of the LLC Agreement.

15.3	Upon termination of this Agreement:

(a)	nothing herein will be construed to release either party of any obligation maturing prior to the effective date of the termination (including any payment obligation that matured before termination, but that was invoiced after termination); and

(b)	NewCo shall cease and desist all use of Technology Rights and shall return or destroy any such applicable Technology Rights in its possession; and

(c)	MD Anderson shall not be required to provide any additional information or materials to NewCo after such termination; and

(d)	each receiving Party hereto shall promptly return to the disclosing Party any written and other materials concerning the disclosing Party’s Confidential Information, and in the case of electronically stored information, the receiving Party shall delete the disclosing Party’s Confidential Information and shall certify such deletion upon request by the disclosing Party. Notwithstanding the foregoing, the receiving Party is not required to destroy any computer files containing the disclosing Party’s Confidential Information that are created during automatic computer system backup provided that such files are stored securely by the receiving Party. With respect to such backup computer files, the non-use and confidentiality obligations set forth in this Agreement shall apply in perpetuity and survive expiration or termination of this Agreement. Further, the receiving Party’s records management or legal department may retain one copy of the disclosing Party’s Confidential Information for archival purposes only to verify compliance with this Agreement, and for no other purpose. With respect to such retained archival copy, the non-use and confidentiality obligations set forth in this Agreement shall apply in perpetuity and survive expiration or termination of this Agreement; and

(e)	subject to NewCo’s payment of any earned royalty or any other amounts due pursuant to Article VII of this Agreement, for all Licensed Products and parts therefor that NewCo may have on hand on the effective date of termination, NewCo may sell such Licensed Products and parts therefor any time during the one (1) year period following the effective date of termination; and

(f)	subject to Section 15.3(e), NewCo agrees to cease and desist any use and all Sale of the Licensed Subject Matter and Licensed Products upon termination of this Agreement.

XVI. Warranty: Superior-Rights

16.1	Each of the Parties represents and warrants to the other Party that (a) it is authorized and permitted to enter into this Agreement, (b) to the best of its knowledge, the terms of the Agreement are not inconsistent with the law applicable to such Party, its governing documents, or its other contractual arrangements related to the Licensed Subject Matter, and (c) the individuals executing this Agreement have the full power and authority to enter into this Agreement on behalf of the Party.

16.2	Except for the rights, if any, of the government of the United States of America (“Government”) as set forth below, Board represents and warrants its belief that (a) it is the owner of the right, title, and interest in and to the Licensed Subject Matter, (b) it has the right to grant licenses thereunder, and (c) it has not knowingly granted licenses thereunder to any other entity that would restrict rights granted hereunder except as stated herein.

16.3	NewCo understands that the Licensed Subject Matter may have been, and/or may be, developed under a funding agreement with the Government and, if so, that the Government may have certain rights relative thereto. This Agreement is explicitly made subject to the Government’s rights under any such agreement and any applicable law or regulation. To the extent that there is a conflict between any such agreement, applicable law or regulation and this Agreement, the terms of such Government agreement, applicable law or regulation shall prevail. NewCo agrees that, to the extent required by law, Licensed Products used or Sold in the United States will be manufactured substantially in the United States, unless a written waiver is obtained in advance from the Government.

16.4	NEWCO UNDERSTANDS AND AGREES THAT BOARD AND MD ANDERSON, BY THIS AGREEMENT, MAKE NO REPRESENTATION AS TO THE OPERABILITY OR FITNESS FOR ANY USE, SAFETY, EFFICACY, APPROV ABILITY BY REGULATORY AUTHORITIES, TIME AND COST OF DEVELOPMENT, PATENTABILITY, AND/OR BREADTH OF THE LICENSED SUBJECT MATTER. BOARD AND MD ANDERSON, BY THIS AGREEMENT, ALSO MAKE NO REPRESENTATION AS TO WHETHER ANY PATENT INCLUDED WITHIN PATENT RIGHTS IS (OR WILL BE) VALID OR AS TO WHETHER THERE ARE ANY PATENTS NOW HELD, OR WHICH WILL BE HELD, BY OTHERS OR BY BOARD OR MD ANDERSON IN THE LICENSED FIELD, NOR DO BOARD AND MD ANDERSON MAKE ANY REPRESENTATION THAT THE INVENTIONS CLAIMED IN PATENT RIGHTS DO NOT (OR WILL NOT) INFRINGE ANY OTHER PATENTS NOW HELD OR THAT WILL BE HELD BY OTHERS ORBY BOARD.

16.5	NewCo, by execution hereof, acknowledges, covenants and agrees that NewCo has not been induced in any way by Board, System, MD Anderson or employees thereof to enter into this Agreement, and further warrants and represents that (a) NewCo is entering into this Agreement voluntarily; (b) NewCo has conducted sufficient due diligence with respect to all items and issues pertaining to this Agreement; and (c) NewCo has adequate knowledge and expertise, or has used knowledgeable and expert consultants, to adequately conduct such due diligence, and agrees to accept all risks inherent herein.

XVII. General

17.1	This Agreement, together with any exhibits and/or fully executed amendments hereto, constitutes the entire and only agreement between the parties for Licensed Subject Matter and all other prior negotiations, representations, agreements and understandings related to the subject matter of this Agreement are superseded hereby. Neither party has relied on any such prior communication in entering into this Agreement. No agreements altering or supplementing the terms hereof will be made except by a written document signed by both parties.

17.2	Any notice required by this Agreement shall be in writing and shall be deemed to have been sufficiently given for all purposes thereof when sent by first class mail or reputable international courier (e.g., Federal Express or UPS) and shall be evidenced by the postmark at the point of mailing or by the dated delivery receipt of the courier. All notices and any correspondence respecting this Agreement shall be transmitted as follows:

To MD Anderson, if by mail:

To MD Anderson, if by courier:

Contact phone number for use by courier:

To NewCo by mail or courier:

or other addresses as may be given from time to time under the terms of this notice provision.

Communications regarding patent prosecution may be transmitted by electronic mail. For such communications to MD Anderson sent via electronic mail, the electronic mail shall be addressed or copied to patentmail@mdanderson.org.

17.3	NewCo must comply with all applicable federal, state and local laws and regulations in connection with its activities pursuant to this Agreement or Licensed Subject Matter, including U.S. Export Administration Regulations, as well as end-user, end-use, and destination restrictions applied by the United States. NewCo acknowledges that the Licensed Subject Matter may be subject to U.S. export control jurisdiction.

17.4	This Agreement and all claims arising out of or relating thereto will be governed, construed and enforced in accordance with the laws of the United States of America and of the State of Texas, without regard to its conflict of law provisions. The Texas State Courts of Harris County, Texas (or, if there is exclusive federal jurisdiction, the United States District Court for the Southern District of Texas) shall have exclusive jurisdiction and venue over any dispute arising out of this Agreement, and NewCo consents to the jurisdiction and venue of such courts and hereby explicitly waives the rights to any other venue to which it might be entitled by cause of action, domicile or otherwise.

17.5	Failure of Board or MD Anderson to enforce a right under this Agreement will not act as a waiver of right or the ability to later assert that right relative to the particular situation involved.

17.6	Headings included herein are for convenience only and will not be used to construe this Agreement. The Parties acknowledge and agree that both Parties substantially participated in negotiating the provisions of this Agreement; therefore, both Parties agree that any ambiguity in this Agreement shall not be construed more favorably toward one Party than the other Party, regardless of which Party primarily drafted this Agreement.

17.7	If any provision of this Agreement is for any reason found to be invalid or unenforceable, such provision shall be interpreted to fulfill its intended purpose to the maximum extent permitted by applicable law and all other provisions of this Agreement nevertheless will remain enforceable.

17.8	In the event that NewCo (or its Affiliate or Sublicensee) brings an action, or participates as an adverse party in any action, before any court, agency or tribunal seeking to invalidate or otherwise challenge the enforceability of or Board’s ownership of any patent included in the Patent Rights, then MD Anderson may immediately terminate this Agreement upon written notice to NewCo and with no opportunity for NewCo to cure. Any dispute regarding the validity, enforceability or ownership of any patent included in the Patent Rights shall be litigated in the courts located in Houston, Texas, and NewCo agrees not to challenge personal jurisdiction in that forum. To the extent that NewCo (or its Affiliate, or Sublicensee) unsuccessfully challenges, or participates as an adverse party in an action that unsuccessfully challenges, the validity or enforceability of any patent included in the Patent Rights, NewCo agrees to reimburse MD Anderson and Board for all costs and fees (including attorney’s fees) paid by MD Anderson and Board in defending against such challenge. NewCo understands and agrees that, in the event NewCo (or its Affiliate, or Sublicensee) successfully challenges the validity or enforceability of any patent included in the Patent Rights, all payments or other consideration made or otherwise provided by NewCo to MD Anderson prior to a final, non-appealable adjudication of invalidity and/or unenforceability shall be non-refundable. The obligations of this Section shall survive the expiration or termination of this Agreement.

17.9	If NewCo desires to sponsor research for or related to the Licensed Subject Matter, and particularly where NewCo receives payments for sponsored research pursuant to a sublicense under this Agreement, NewCo (a) will notify MD Anderson in writing of all opportunities to conduct this sponsored research (including clinical trials, if applicable), (b) will solicit research and/or clinical proposals from MD Anderson for this purpose, and (c) will give good faith consideration to funding the proposals at MD Anderson.

17.10	This Agreement may be executed in one (1) or more counterparts, by original, facsimile or PDF signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures to this Agreement transmitted by facsimile, by email in “portable document format” (“.pdf’), or by any other electronic means intended to preserve the original graphic and pictorial appearance of this Agreement shall have the same effect as physical delivery of the paper document bearing original signature. In the event signatures are exchanged by facsimile and/or in “.pdf’ format, each party shall, ifrequested, thereafter promptly provide an original signature page to the other party.

17.11	The Parties will encourage the prompt and equitable settlement of all controversies or claims between the Parties. Each Party agrees that any dispute between the Parties related to this Agreement will first be submitted to senior executives of the Parties who will promptly confer in an effort to resolve such dispute through good faith consultations and negotiation. Each Party’s senior executive will be identified by notice to the other Party and may be changed at anytime thereafter also by notice to the other Party. In the event the senior executives of the Parties are unable to resolve any dispute within ninety (90) days after submission to them, the Parties may pursue any appropriate remedy available to the Parties in law or equity.

17.12	MD Anderson, as an agency of the State of Texas and a member institution of The University of Texas System, is subject to the constitution and laws of the State of Texas and, under the constitution and laws of the State of Texas, possesses certain rights and privileges, is subject to certain limitations and restrictions, and only has such authority as is granted under the constitution and laws of the State of Texas. Moreover, notwithstanding the generality or specificity of any provision of this Agreement, the provisions of this Agreement as they pertain to MD Anderson are enforceable only to the extent authorized by the constitution and laws of the State of Texas. No party to this Agreement will be required to perform or commit any act or omission that would violate any applicable law, including the constitution and laws of the State of Texas. Notwithstanding anything to the contrary herein, nothing in this Agreement shall obligate The University of Texas System, The Board of Regents of The University of Texas System, MD Anderson, or any other agency of The State of Texas to join, or permit the use of its name or otherwise participate, as a litigant in any litigation or adversarial judicial proceeding. Nothing in this Agreement shall be deemed as a waiver by Board, System or MD Anderson of its sovereign immunity.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized representatives to execute this Agreement.

THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM		THE UNIVERSITY OF TEXAS M.D. ANDERSON CANCER CENTER

By:	/s/ Omer Sultan	By:	/s/ Omer Sultan
Name:	Omer Sultan	Name:	Omer Sultan
Title:	SVP, CFO	Title:	SVP, CFO

RADIOPHARM VENTURES, LLC, a Delaware limited liability company

By:	/s/ Riccardo Canevari	9/13/2022
Name:	Riccardo Canevari
Title:	Chief Executive Officer

Approved as to Content:

By:	/s/ Ferran Prat
Ferran Prat, J.D., Ph.D.
Senior Vice President
Research Administration & Industry Relations
Strategic Industry Ventures
The University of Texas
M. D. Anderson Cancer Center
Date:	9/12/2022 | 5:20 PM CDT